UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

CENTER COAST CORE MLP FUND I, LLC

(Name of Subject Company (Issuer))

CENTER COAST CORE MLP FUND I, LLC

(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY UNITS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Dan C. Tutcher

Center Coast Capital Advisors, LP

1600 Smith Street

Suite 3800

Houston, TX 77002

(713) 759-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

With a copy to:

Michael K. Hoffman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

January 29, 2015

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

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Transaction Valuation: $1,380,000 (a) Amount of Filing Fee: $160.36 (b)

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(a) Calculated as the aggregate maximum value of Units being purchased.

(b) Calculated at $116.20 per $1,000,000 of the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $160.36

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Form or Registration No.: SC TO-I

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Filing Party: Center Coast Core MLP Fund I, LLC

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Date Filed: January 29, 2015

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[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on January 29, 2015 by Center Coast Core MLP Fund I, LLC (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase limited liability company units ("Units”) in the Fund in an aggregate amount up to $1,380,000 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on January 29, 2015.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Units in the Fund ("Members") that desired to tender Units, or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Time, on February 27, 2015.

2. Valuation Date of the Units tendered pursuant to the Offer was March 31, 2015.

3. No Units were tendered prior to the expiration of the Offer, and therefore, no Units were accepted for purchase by the Fund in accordance with the terms of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

CENTER COAST CORE MLP FUND I, LLC

By: /s/ Dan C. Tutcher
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Name: Dan C. Tutcher
Title: President

September 23, 2015